Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
April 30, 2008	NYSE: SLW

SILVER WHEATON TO ACQUIRE 45% OF LIFE OF MINE SILVER PRODUCTION FROM AUGUSTA’S ROSEMONT PROJECT

Vancouver, British Columbia – Silver Wheaton Corp. (TSX, NYSE:SLW)(“Silver Wheaton” or the “Company”) is pleased to announce that, further to our news release of December 20, 2007, Augusta Resource Corporation (TSX/AMEX: AZC) (“Augusta”) has elected to sell to Silver Wheaton 45% of the payable silver to be produced from its 100% owned Rosemont Copper Project (“Rosemont”) for an upfront cash payment of US$165 million.

The upfront payment will be made on a drawdown basis to fund construction of the mine as milestones are achieved.  Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date.

Both parties expect to complete the definitive agreement for this transaction by the end of June 2008. The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with Augusta’s 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient additional financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008, as well as receipt of any required regulatory approvals and third-party consents. Under the terms of the agreement, Augusta has the right to elect to increase the saleable amount of silver up to 90% of the life of mine payable silver, on substantially the same terms as above, at any time within three years from the execution of the definitive agreement.

The Rosemont Project is a copper-molybdenum-silver-gold porphyry deposit located in Pima County, Arizona. Based on a positive Feasibility Study released in August 2007, Augusta approved the project for development as a 75,000 tpd low cost open pit mine with a sulfide concentrator and SX/EW plant to treat sulfide and oxide mineral reserves.  The proposed Rosemont mine is expected to produce annually an average of 220 million pounds of copper, 4.5 million pounds of molybdenum, 2.7 million ounces of silver and 15 thousand ounces of gold over the mine life, currently expected to be a minimum of 18 years.

Current proven and probable reserves at Rosemont contain 61.6 million ounces of silver, measured and indicated resources contain a further 4.9 million ounces and inferred resources contain 9.3 million ounces (please refer to our news release dated December 20, 2007 for a detailed explanation of Rosemont’s current reserves and resources).  The silver purchase contract will also encompass all of the prospective exploration targets near the Rosemont Project including the Narrangansett Zone which has been the focus of recent successful exploration by Augusta as reported in their October 23rd and December 5th, 2007 news releases.

Mr. Randy Smallwood, P.Eng., Executive Vice President of Corporate Development of Silver Wheaton, who is a “qualified person” as such term is defined under National Instrument 43-101, has reviewed and approved the contents of this news release.

Silver Wheaton is the largest public mining company with 100% of its operating revenue from silver production.  Silver Wheaton expects, based upon its current contracts, to have silver sales of between 13 million and 15 million ounces for the year ending December 31, 2008, increasing to 19 million ounces in 2009 and 25 million ounces in 2010.

Cautionary Note Regarding Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and Augusta and the amount of estimated future production from Silver Wheaton’s current and expected silver streams, including the Rosemont Project.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will be” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton or Augusta to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: permitting, financing and/or construction risks associated with the Rosemont Project, cost overruns, unforeseen litigation and/or regulatory matters adversely affecting the Rosemont Project, the absence of control over the Rosemont Project and other mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2007 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED AND INDICATED RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that all or any part of Measured, Indicated or Inferred Resources will ever be converted into reserves.

For further information, please contact:

David Awram

Director, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Website: www.silverwheaton.com